

Use of Proceeds

VegBox prices listed below are as of date estimated cost breakdown and could adjust according to final pricing at the date and time the listed services are performed.

Item	Proceeds Breakdown
Crowdfunding listing cost	$20,000
Rental space	$13,600
Supply and inventory,	$49,000
Hiring and training staff	$23,400
Marketing and advertising	$7,000
Promotional ads and influencers	$10,000
Purchase of equipment	$15,000
App building	$4000
Website	$2500
Remodeling of space	$23,000
Operations	$38,500
Accountant fees	$3000
Working capital	$30,000
Legal Fees	$5000
State Fees	$6,000

Total	$250,000

Proceeds Narrative

DBA VegBox Use of Proceeds

VegBox Company is seeking $250,000 in first-round financing, in the form of convertible notes to fund growth and expansion of our current development phase.

The Company intends to use the proceeds raise from crowdfunding 2021 campaign as follows:

FUNDRAISING NEEDS: DBA VegBox is seeking to raise up to $250,000 via Convertible Notes.

$20,000 - Crowdfunding listing cost
$13,600 - lease space
$49,000 - Supply and inventory
$23,400 - Hiring and training staff
$7,000 - Marketing and advertising
$10,000 - Promotional ads and influencers
$15,000 - Purchase of equipment
$4000 - App building
$2500 - Website
$23,000 - Remodeling of space
$38,500 - Operations
$6000 - State fees
$3000 - Accountant fees
$30,000 - Working capital
$5000 - Legal Fees

The minimum target offering amount and the deadline to reach the minimum target offering amount. The minimum target offering amount is $20,000, and the deadline to reach this amount is December 31, 2021. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding Offering, investment commitments will be cancelled, and committed funds will be returned. We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.

The closings will occur at milestone increments, as shown below. Once we reach our maximum target offering amount (Fourth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

A description of the purpose and intended use of the offering proceeds. DBA VegBox Company will use the proceeds of this Regulation Crowdfunding Offering to launch a targeted digital media and marketing campaign aimed to build a 3K recurring customer base, in addition to scaling our convenient services and product efforts for B2C expansion. Below is a more detailed description of our use of proceeds at each milestone described above.

First Milestone: $20,000 (minimum target offering amount) When VegBox meets the First Milestone, it plans to use the proceeds for lease space, initial supply and inventory purchase, and crowdfunding listing fees.

Second Milestone: $50,000 (an additional $30,000 raised) When VegBox reaches the Second Milestone, it plans to use the proceeds for purchase of equipment, hiring and training staff, marketing and advertising, state fees, and crowdfunding listing fees.

Third Milestone: $100,000 (an additional $50,000 raised) When VegBox reaches the Third Milestone, it plans to use the proceeds to Website, app building, operating cost, and crowdfunding listing fees.

Fourth Milestone: $190,000 (an additional $90,000 raised) When VegBox reaches the Fourth Milestone, it plans to use the proceeds for working capital, promotional ads and influencers, crowdfunding listing fees.

Fifth Milestone: $250,000 (an additional $60,000 raised) When VegBox reaches the Fourth Milestone, it plans to use the proceeds for remodeling of current location space, accountant fees, legal fees, crowdfunding listing fees.

In summary, it is imperative to reach our fifth milestone of $250,000 as we will be able to upgrade our current operations to be more efficient, secure a retail space to reach more customers and hire more staff, initiate longer service hours and new services for B2C convenience, obtain and execute targeted marketing and advertising campaigns, and initiate our app and self service operations which will increase sales and further cut costs, in addition to establishing a quicker service of convenience for customers. Any additional funds raised will propel VegBox brand awareness to dominate the vegan fast-causal restaurant marketplace.